Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 30, 2021

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust
File Nos. 333-180871 and 811-22700

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 193 (“PEA No. 193”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 193 was filed on March 26, 2021 for the purpose of registering the Cabana Target Sector Rotation Conservative ETF, Cabana Target Sector Rotation Moderate ETF, and Cabana Target Sector Rotation Aggressive ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Registrant’s responses.

Please note that, as previously discussed, the Funds’ names and ticker symbols will be changing to Cabana Target Leading Sector Conservative ETF (TLSC), Cabana Target Leading Sector Moderate ETF (TLSM), and Cabana Target Leading Sector Aggressive ETF (TLSA).

1.	Comment. Please note that comments given to one of the Funds apply to each of the Funds as appropriate.

Response. Registrant represents that comments have been applied to each Fund as appropriate.

2.	Comment. Please provide a completed fee table and expense example for each Fund at least one week before the effective date of the Funds’ registration statement.

Response. Registrant represents that the requested information has been provided under separate cover.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

June 30, 2021

3.	Comment. Please confirm that the date in footnote 2 to each Fund’s fee table will be at least one year from the date of the prospectus.

Response. Registrant confirms that the expense cap for each Fund will be in place for at least one year from the date of the prospectus.

4.	Comment. Please consider listing the sub-risks under Exchange-Traded Funds Risk in order of importance rather than in alphabetical order.

Response. Registrant responds that the Funds’ investment adviser and sub-adviser are not in a position to determine which of the principal risks of the underlying funds are the most significant, either as to individual underlying funds or as to the collective of underlying funds. The underlying funds are not affiliated with the Funds and are not managed by the adviser or sub-adviser. In addition, there are several underlying funds and the most significant risks of one underlying fund may not be the most significant risks of another underlying fund, as may be determined by each underlying fund’s investment adviser. Therefore, Registrant has determined not to reorder the principal risks of the underlying funds.

5.	Comment. U.S. Government Securities Risk is listed as a sub-risk of Exchange-Traded Funds Risk; however, U.S. government securities are not referenced in the principal investment strategy. Please disclose the Funds’ investment in such securities or delete the risk factor.

Response. Registrant represents that fixed income is one of the disclosed asset classes in which the Funds may invest and that U.S. government securities are a common type of fixed income investment. Because of the nature of U.S. government securities, the Funds determined to disclose a risk factor specific to that type of fixed income investment in addition to the broader fixed income investment risk factor that is disclosed. In response to the staff’s comment, however, a reference to U.S. government securities has been added to the principal investment strategy.

6.	Comment. Please consider deleting the word “also” from the first sentence of the Information Technology Sector Risk.

Response. Registrant represents that the word “also” has been deleted.

7.	Comment. In the same risk factor, please consider adding disclosure about the fluctuations referenced in the last sentence.

Response. Registrant represents that the requested disclosure has been added.

8.	Comment. Please note that the last sentence of each Fund’s summary section needs to reference financial intermediary compensation.

Response. Registrant represents that the reference has been added.

9.	Comment. The staff notes that the first sentence of the principal investment strategy for the Cabana Target Sector Rotation Aggressive ETF references the “U.S. equity market” (emphasis added). Is that accurate in light of the asset classes listed in the next paragraph?

Response. Registrant represents that the word “equity” has been deleted.

June 30, 2021

10.	Comment. The staff notes that the second sentence of the introductory paragraph to the Item 9 principal risks seems to be unnecessary since all of the risks seem to apply to all of the Funds. Please delete the sentence from the narrative and explain, if accurate, that all of the Funds have the same principal risks though they will apply to varying degrees depending on the specific asset allocation of each Fund.

Response. Registrant represents that the requested revisions have been made.

11.	Comment. Please confirm that each Fund’s fundamental policy not to concentrate in an industry or group of industries is accurate given the sector focus of the Funds.

Response. Registrant so confirms.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum